                     HASKELL SLAUGHTER YOUNG & REDIKER, LLC
                              1400 PARK PLACE TOWER
                              2001 PARK PLACE NORTH
                            BIRMINGHAM, ALABAMA 35203
                            TELEPHONE (205) 251-1000
                            FACSIMILE (205) 254-1448

William W. Horton
Direct Dial (205) 254-1448
Email wwh@hsy.com

                                                               February 3, 2006


VIA EDGAR AND FACSIMILE

Ms. Rebekah Blakely Moore
Staff Accountant
U. S. Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE:      THE BANC CORPORATION
                           FORM 8-K
                           FILED JANUARY 26, 2006
                           FILE NO. 000-25033

Dear Ms. Moore:

         We write on behalf of our client, The Banc Corporation (the "Company") in response to your letter of January 30, 2006 to Rick D. Gardner, Chief Operating Officer of the Company. A copy of your letter is attached hereto for your convenient reference.

         The sole comment in your letter requests the Company to advise you when it will file the amended periodic reports referred to in its 8-K. The Company is in the process of completing those amendments and conferring with its independent registered public accountants. The Company plans to file such amended reports not later than Friday, February 17, 2006.

         We have reviewed your letter with the Company, and based on our discussions with management of the Company, we confirm to you that the Company acknowledges that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in its filings;


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         -        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If the Staff has any further questions in this regard, or if the Company may provide any further information to the Staff, please do not hesitate to contact the undersigned at (205) 254-1448 or Robert E. Lee Garner at (205) 254-1417.

                                                     Sincerely,

                                                    /s/ William W. Horton
                                                    _______________________
                                                     William W. Horton


WWH/hs/446244.1
Attachment
cc:      Mr. Rick D. Gardner
         Robert E. Lee Garner, Esq.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                                               January 30, 2006


By U.S. Mail and facsimile to (205) 327-3537

Rick D. Gardner
Chief Operating Officer
The Banc Corporation
17 North 20th Street
Birmingham, AL 35203

         RE:      THE BANC CORPORATION
                  FORM 8-K
                  FILED JANUARY 26, 2006
                  FILE NO. 000-25033

Dear Mr. Gardner:

         We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

         1. We note that you intend to file restated financial statements. Please specifically tell us when you will file them.

         As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.


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         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

         - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

         You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3423 if you have any questions.

                                              Sincerely,



                                              Amit Pande
                                              Assistant Chief Accountant